Exhibit 12

ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

July 14, 2017

VY® FMR® Diversified Mid Cap Portfolio

Voya Investors Trust

7337 East Doubletree Ranch Road, Suite 100

Scottsdale, Arizona 85258

Voya MidCap Opportunities Portfolio

Voya Variable Products Trust

7337 East Doubletree Ranch Road, Suite 100

Scottsdale, Arizona 85258

Ladies and Gentlemen:

We have acted as counsel in connection with the Agreement and Plan of Reorganization (the “Agreement”) dated November 17, 2016 by and between Voya Investors Trust (the “Trust”), a Massachusetts business trust, on behalf of one of its series, VY® FMR® Diversified Mid Cap Portfolio (“Disappearing Portfolio”), and Voya Variable Products Trust (“VVPT”), a Massachusetts business trust, on behalf of one of its series, Voya MidCap Opportunities Portfolio (“Surviving Portfolio”). The Agreement describes a proposed transaction (the “Reorganization”) to occur as of the date of this letter, pursuant to which Surviving Portfolio will acquire all of the assets of Disappearing Portfolio in exchange for shares of beneficial interest in Surviving Portfolio (the “Surviving Portfolio Shares”) and the assumption by Surviving Portfolio of all of the liabilities of Disappearing Portfolio following which the Surviving Portfolio Shares received by Disappearing Portfolio will be distributed by Disappearing Portfolio to its shareholders in liquidation and termination of Disappearing Portfolio. This opinion as to certain U.S. federal income tax consequences of the Reorganization is furnished to you pursuant to Section 8.5 of the Agreement. Capitalized terms not defined herein are used herein as defined in the Agreement.

Disappearing Portfolio is a series of the Trust, which is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company. Shares of Disappearing Portfolio are redeemable at net asset value at each shareholder’s option. Disappearing Portfolio has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Internal Revenue Code of 1986, as amended (the “Code”).

Surviving Portfolio is a series of VVPT, which is registered under the 1940 Act, as an open-end management investment company. Shares of Surviving Portfolio are redeemable at net asset value at each shareholder’s option. Surviving Portfolio has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Code.

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Each of Disappearing Portfolio and Surviving Portfolio serves as a funding vehicle for variable annuity contracts and variable life insurance contracts (each, a “Contract”) offered by certain insurance companies. An insurance company establishes separate accounts that in turn purchase shares of Disappearing Portfolio or Surviving Portfolio in order to fund the insurance company’s obligations under Contracts that the insurance company has written. References herein to “shareholders” of Disappearing Portfolio or Surviving Portfolio are to the separate accounts (and other permitted shareholders) that own shares in Disappearing Portfolio or Surviving Portfolio.

For purposes of this opinion, we have considered the Agreement, the combined Prospectus/Proxy Statement dated May 5, 2017, and such other items as we have deemed necessary to render this opinion. In addition, each of Disappearing Portfolio and Surviving Portfolio has provided us with a letter dated as of the date hereof (collectively, the “Representation Letters”) representing as to certain facts, occurrences and information upon which each of Disappearing Portfolio and Surviving Portfolio has indicated that we may rely in rendering this opinion (whether or not contained or reflected in the documents and items referred to above).

In reviewing the foregoing materials, we have assumed, with your permission, the authenticity of original documents, the accuracy of copies, the genuineness of signatures, the legal capacity of signatories, and the proper execution of documents. We have further assumed that (i) all parties to the Agreement and any other documents examined by us have acted, and will act, in accordance with the terms of such Agreement and documents, and that the Reorganization will be consummated pursuant to the terms and conditions set forth in the Agreement without the waiver or modification of any such terms and conditions; and (ii) all representations contained in the Agreement, as well as those representations contained in the Representation Letters, are true and complete.

Based on and subject to the foregoing and subject to the final paragraphs hereof, we are of the opinion that, for U.S. federal income tax purposes:

(i)	The Reorganization will constitute a “reorganization” within the meaning of Section 368(a) of the Code, and Surviving Portfolio and Disappearing Portfolio each will be “a party to a reorganization” within the meaning of Section 368(b) of the Code;

(ii)	Under Sections 361 and 357(a) of the Code, Disappearing Portfolio will not recognize gain or loss upon the transfer of Disappearing Portfolio’s assets to Surviving Portfolio in exchange for Surviving Portfolio Shares and the assumption by Surviving Portfolio of all the liabilities of Disappearing Portfolio, or upon the distribution of Surviving Portfolio Shares by Disappearing Portfolio to its shareholders in liquidation, except for (A) any gain or loss recognized on (1) “section 1256 contracts” as defined in Section 1256(b) of the Code or (2) stock in

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a “passive foreign investment company” as defined in Section 1297(a) of the Code, and (B) any other gain or loss that may be required to be recognized (1) as a result of the closing of the tax year of Disappearing Portfolio, (2) upon the termination of a position, or (3) upon the transfer of an asset regardless of whether such a transfer would otherwise be a nontaxable transaction under the Code;

(iii)	Under Section 354 of the Code, Disappearing Portfolio shareholders will not recognize any gain or loss upon the exchange of their Disappearing Portfolio shares for Acquiring Portfolio Shares in the Reorganization;

(iv)	Under Section 358 of the Code, the aggregate tax basis of Surviving Portfolio Shares a Disappearing Portfolio shareholder receives in the Reorganization will be the same as the aggregate tax basis of the Disappearing Portfolio shares exchanged therefor;

(v)	Under Section 1223(1) of the Code, a Disappearing Portfolio shareholder’s holding period for the Surviving Portfolio Shares received in the Reorganization will be determined by including the period during which such shareholder held or is treated for federal income tax purposes as having held the Disappearing Portfolio shares exchanged therefor, provided that the shareholder held those Disappearing Portfolio shares as capital assets;

(vi)	Under Section 1032 of the Code, Surviving Portfolio will not recognize gain or loss upon the receipt of the assets of Disappearing Portfolio in exchange for Acquiring Portfolio Shares and the assumption by Surviving Portfolio of all the liabilities of Disappearing Portfolio;

(vii)	Under Section 362(b) of the Code, Surviving Portfolio’s tax basis in the assets of Disappearing Portfolio transferred to Surviving Portfolio in the Reorganization will be the same as Disappearing Portfolio’s tax basis immediately prior to the transfer, increased by any gain or decreased by any loss required to be recognized as described in (ii) above;

(viii)	Under Section 1223(2) of the Code, the holding period in the hands of Surviving Portfolio of each Disappearing Portfolio asset transferred to Surviving Portfolio in the Reorganization, other than certain assets with respect to which gain or loss is required to be recognized as described in (ii) above, will include the period during which such asset was held or treated for federal income tax purposes as held by Disappearing Portfolio; and

(ix)	Surviving Portfolio will succeed to and take into account the items of Disappearing Portfolio described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Regulations thereunder.

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We believe that Surviving Portfolio will continue Disappearing Portfolio’s historic-business, within the meaning of Treas. Reg. § 1.368-1(d), as an open-end management investment company that seeks long-term growth of capital by investing primarily in common stock of U.S. companies with medium market capitalizations and that the continuity of business enterprise test required for qualification under Section 368(a) of the Code is met.

No ruling has been or will be obtained from the IRS as to the subject matter of this opinion and there can be no assurance that the IRS or a court of law will concur with the opinion set forth above. Our opinion is based on the Code, Treasury Regulations, IRS rulings, judicial decisions, and other applicable authority, all as in effect on the date of this opinion. The legal authorities on which this opinion is based may be changed at any time. Any such changes may be retroactively applied and could modify the opinions expressed above.

Very truly yours,

Ropes & Gray LLP

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